                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                     --------------------------------------

                                    Form 11-K

                     --------------------------------------

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                         Commission file number 2-84723

                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                              (Full Title of Plan)

                           Schering-Plough Corporation
                            2000 Galloping Hill Road
                          Kenilworth, New Jersey 07033
           (Name of Issuer of Securities Held Pursuant to the Plan and
                    Address of Principal Executive Offices)

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

                                                                                                                  PAGE
                                                                                                                  ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                             3


FINANCIAL STATEMENTS:
          Statements of Net Assets Available for
               Benefits as of December 31, 2004 and 2003                                                            4

          Statements of Changes in Net Assets Available
               for Benefits for the Years Ended December 31, 2004 and 2003                                          5

          Notes to Financial Statements                                                                           6-11

SUPPLEMENTAL SCHEDULE:
          Form 5500, Schedule H, Part IV, Line 4i - Schedule of
          Assets (Held at End of Year) as of December 31, 2004                                                     12

SIGNATURE(S)                                                                                                       13

EXHIBIT I - Consent of Independent Registered Public Accounting Firm                                               14

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of
Schering-Plough Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Schering-Plough Employees' Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2005

                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2004 AND 2003
                                   ($ in 000s)

                                                                              2004                2003
                                                                           ----------            --------
ASSETS
PARTICIPANT-DIRECTED INVESTMENTS:
   Vanguard Funds                                                          $1,273,275            $379,973

   Schering-Plough Stock Fund                                                 342,976              80,604

   Loan Fund                                                                   25,806               7,797
                                                                           ----------            --------
Total Investments                                                           1,642,057             468,374
                                                                           ----------            --------

RECEIVABLES:
   Employer contributions                                                         129                   -
   Participant contributions                                                      131                  61
                                                                           ----------            --------
Total Contributions Receivables                                                   260                  61
                                                                           ----------            --------

Net Assets Available For Benefits                                          $1,642,317            $468,435
                                                                           ==========            ========

The accompanying notes are an integral part of these Financial Statements.

                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                                   ($ in 000s)

                                                                                                 2004                    2003
                                                                                              ----------               --------
ADDITIONS

  Investment income:
    Dividend income, registered investment companies                                          $   21,037               $  5,090
    Dividend income, Schering-Plough Stock Fund                                                    1,692                  2,515
    Interest income, participant loans                                                               835                    554
    Net appreciation in fair value of investments                                                117,947                 46,561
                                                                                              ----------               --------
  Net investment income                                                                          141,511                 54,720
                                                                                              ----------               --------

  Contributions:
    Employer contributions                                                                        47,538                      -
    Participant contributions                                                                     71,873                 55,163
                                                                                              ----------               --------
  Total contributions                                                                            119,411                 55,163
                                                                                              ----------               --------

  Transfers in from Profit-Sharing Incentive Plan (Note 1)                                     1,014,051                      -
                                                                                              ----------               --------

          Total additions                                                                      1,274,973                109,883
                                                                                              ----------               --------

DEDUCTIONS

     Benefits paid to participants                                                               101,091                 30,515
                                                                                              ----------               --------

Increase in net assets                                                                         1,173,882                 79,368
                                                                                              ----------               --------

Net assets available for benefits:
     Beginning of year                                                                           468,435                389,067
                                                                                              ----------               --------

     End of year                                                                              $1,642,317               $468,435
                                                                                              ==========               ========

The accompanying notes are an integral part of these Financial Statements.

                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The Schering-Plough Employees' Savings Plan (the "Plan") is a defined contribution plan maintained for the benefit of United States employees of Schering-Plough Corporation (the "Company") and its participating subsidiaries. Generally, all such employees are eligible to participate in the Plan on the date of employment. Schering Corporation, a subsidiary of the Company, is the Plan Sponsor.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL - On September 10, 2004, the Schering-Plough Employees' Profit-Sharing Incentive Plan (the "Profit Sharing Plan") merged into the Plan in order to reduce administrative expenses and burden. As a result of this merger, assets totaling $1,014,051,000 were transferred at their fair market value into the Plan. The merger did not impact the combined monetary value of participants' accounts under the two plans.

SALARY DEFERRAL CONTRIBUTIONS - Each plan year participants may contribute from 1% to 50% of pretax annual compensation, up to an annual IRS maximum. For the 2003 plan year, highly compensated employees were limited to 6% of pretax annual compensation, up to an annual IRS maximum. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits catch-up contributions that are designed to provide individuals age 50 and above with additional pre-tax retirement savings opportunity. As such, eligible participants in the Plan could contribute an additional $3,000 in 2004.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with the participant's contributions and earnings (losses) thereon. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings (losses) thereon which vest fully and immediately.

INVESTMENT OPTIONS - Upon enrollment in the Plan, participants may direct their contributions into any of the following Vanguard Fiduciary Trust Company ("Vanguard") investment options:

   -  Vanguard 500 Index Fund Investor Shares

   -  Vanguard Explorer Fund Investor Shares

   -  Vanguard Intermediate-Term Investment-Grade Fund Investor Shares

   -  Vanguard International Growth Fund Investor Shares

   -  Vanguard LifeStrategy Conservative Growth Fund

   -  Vanguard LifeStrategy Growth Fund

   -  Vanguard LifeStrategy Income Fund

   -  Vanguard LifeStrategy Moderate Growth Fund

   -  Vanguard Short-Term Investment-Grade Fund Investor Shares

   -  Vanguard Treasury Money Market Fund

   -  Vanguard U.S. Growth Fund Investor Shares

   -  Vanguard Wellington Fund Investor Shares

   -  Vanguard Windsor Fund Investor Shares

Effective July 2004, the Vanguard Short-Term Corporate Fund was renamed the Vanguard Short-Term Investment-Grade Fund Investor Shares, and the Vanguard Intermediate-Term Corporate Fund was renamed the Vanguard Intermediate-Term Investment-Grade Fund Investor Shares.

Participants may also direct their contribution to the:

   - Schering-Plough Stock Fund - This fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their salary deferral contribution into this fund or allocate no more than 50% of the value of his or her accounts at the time of reallocation to this fund.

   - Loan Fund - Participants may borrow from their fund accounts up to the lesser of one-half of their account or $50,000 (reduced by certain amounts attributable to outstanding loans). Loan transactions are treated as a transfer between the investment funds and the loan fund. These loans, which reduce a participant's account balance in the event of default, bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employee Benefits Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence, which are repayable over a period not to exceed 20 years.

PAYMENT OF BENEFITS - On termination of service or attainment of age 65, a participant (or his beneficiary in the event of death) may elect to receive either a cash lump sum amount, fixed or variable installments not to exceed the life expectancy of the participant and the participant's beneficiary, shares of Company stock (with respect to amounts invested in the Schering-Plough Stock
Fund), or certain combinations of the foregoing. Notwithstanding the foregoing, if a participant's account equals $5,000 or less as of the date of distribution, his account will be paid in a lump sum. Alternatively, participants whose account balances exceed $5,000 can elect to defer receipt of their account up to age 70 -1/2. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the sponsor in the case of financial hardship and participants may be able to take in-service distributions from accounts transferred to the Plan from the Profit Sharing Plan. Active participants may elect to withdraw all or a portion of their accounts at any time after age 70.

CHANGES TO PLAN ON JANUARY 1, 2004 - Effective January 1, 2004, the Plan Sponsor amended the Plan to incorporate a nonelective Company contribution and a matching contribution. All employees eligible to participate in the Plan receive a Company contribution of 3% of eligible earnings, whether they elect to make contributions to the Plan or not. For employees who elect to make contributions to the Plan, the Company will make a matching contribution (dollar for dollar) up to 2% of compensation. The Company matching contribution, and any earnings

(losses) accrued thereon, are fully and immediately vested. In addition, highly compensated employees can contribute up to 50% of compensation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION - The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America and are presented in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

The closing stock prices of Schering-Plough Corporation common stock at December 31, 2004 and 2003 were $20.88 and $17.39, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units.

Participant loans are valued at cost which approximates fair value.

WITHDRAWALS AND BENEFIT PAYMENTS - Withdrawals and benefit payments are recorded when paid.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the Plan Document.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA.

4. FEDERAL INCOME TAX STATUS

The Plan received a favorable determination letter dated May 30, 2003 issued by the Internal Revenue Service indicating that the Plan meets the requirements of
Section 401(a) of the Internal Revenue Code of 1986, as amended ("IRC"), and that the trust of the Plan is exempt from taxation under Section 501(a) of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan's tax counsel believes that the Plan continues to be designed in material compliance with the applicable requirements of the IRC, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Contributions are held and managed by The Vanguard Group, Inc. (the "Trustee"), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participant's payment of interest and principal on participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by the Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc. The Vanguard Group, Inc. is the trustee as defined by the Plan. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2004 and 2003, the total market value of investments in the mutual funds managed by Vanguard Fiduciary Trust was $1,273,275,000 and $379,973,000, respectively.

Certain Plan investments are shares of the Company's stock. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2004 and 2003, the total market value of investments in the Schering-Plough Stock Fund was $342,976,000 and $80,604,000, respectively. As of December 31, 2004 and 2003, the Plan held 912,219 and 257,240 units, respectively of common stock of Schering-Plough. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income of $1,692,000 and $2,515,000, respectively.

On September 10, 2004, the Profit Sharing Plan was merged into the Plan. This transaction qualifies as a permitted party-in-interest transaction. The total fair market value of the transfer of assets into the Plan was $1,014,051,000.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

All plan administration expenses are paid by the Company.

6. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During 2004 and 2003, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                       2004            2003
                                                                                     ---------      ----------
                                                                                            ($ in 000s)
*Schering-Plough Stock Fund                                                          $  36,461      $  (20,698)
*Vanguard Windsor Fund Investor Shares                                                  30,385          26,421
*Vanguard Explorer Fund Investor Shares                                                 18,453          13,531
*Vanguard 500 Index Fund Investor Shares                                                15,397          14,248
*Vanguard International Growth Fund Investor Shares                                      7,066           3,396
*Vanguard Wellington Fund Investor Shares                                                4,628           6,173
*Vanguard LifeStrategy Growth Fund                                                       2,080           1,036
*Vanguard U.S. Growth Fund Investor Shares                                               1,861           1,441
*Vanguard LifeStrategy Moderate Growth Fund                                              1,284             612
*Vanguard LifeStrategy Conservative Growth Fund                                            560             223
*Vanguard LifeStrategy Income Fund                                                         184             156
*Vanguard Intermediate-Term Investment-Grade Fund Investor Shares                         (115)             15
*Vanguard Short-Term Investment-Grade Fund Investor Shares                                (297)              7
                                                                                     ---------      ----------
Net Appreciation in Fair Value of Investments                                        $ 117,947      $   46,561
                                                                                     =========      ==========

* Permitted party-in-interest to the Plan.

Effective July 2004, the Vanguard Short-Term Corporate Fund was renamed the Vanguard Short-Term Investment-Grade Fund Investor Shares, and the Vanguard Intermediate-Term Corporate Fund was renamed the Vanguard Intermediate-Term Investment-Grade Fund Investor Shares.

7. INVESTMENTS

The following investments represented 5% or more of the Plan's net assets available for benefits at:

                                                                              December 31
                                                                        2004              2003
                                                                      ---------        ----------
                                                                              ($ in 000s)
*Schering-Plough Stock Fund, 912,219 and 257,240 units,
   respectively                                                       $ 342,976        $   80,604

*Vanguard Windsor Fund Investor Shares, 18,358,923 and
   6,331,184 shares, respectively                                       331,746           102,945

*Vanguard 500 Index Fund Investor Shares, 1,925,887 and
   698,884 shares, respectively                                         215,006            71,754

*Vanguard Treasury Money Market Fund, 183,693,467 and
   56,648,190 shares, respectively                                      183,693            56,648

*Vanguard Wellington Fund Investor Shares, 5,485,800 and
   1,490,581 shares, respectively                                       165,616            42,944

*Vanguard Explorer Fund Investor Shares, 1,918,219 and
   702,727 shares, respectively                                         143,042            46,113

* Permitted party-in-interest to the Plan.

Effective July 2004, the Vanguard Short-Term Corporate Fund was renamed the Vanguard Short-Term Investment-Grade Fund Investor Shares, and the Vanguard Intermediate-Term Corporate Fund was renamed the Vanguard Intermediate-Term Investment-Grade Fund Investor Shares.

                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
          FORM 5500, SCHEDULE H, PART IV, LINE 4 I - SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2004

                                   ($ in 000s)

  Identity of Issuer,
   Borrower, Lessor       Description of investment including maturity date,
   or Similar Party       rate of interest, collateral, par or maturity value     Current Value
  -------------------   -------------------------------------------------------   -------------
*      Vanguard         Windsor Fund Investor Shares                              $     331,746

*      Vanguard         500 Index Fund Investor Shares                                  215,006

*      Vanguard         Treasury Money Market Fund                                      183,693

*      Vanguard         Wellington Fund Investor Shares                                 165,616

*      Vanguard         Explorer Fund Investor Shares                                   143,042

*      Vanguard         International Growth Fund Investor Shares                        58,198

*      Vanguard         Short-Term Investment-Grade Fund Investor Shares                 41,145

*      Vanguard         Intermediate-Term Investment-Grade Fund Investor Shares          33,390

*      Vanguard         LifeStrategy Growth Fund                                         26,712

*      Vanguard         U.S. Growth Fund Investor Shares                                 24,790

*      Vanguard         LifeStrategy Moderate Growth Fund                                22,509

*      Vanguard         LifeStrategy Conservative Growth Fund                            15,405

*      Vanguard         LifeStrategy Income Fund                                         12,023
                                                                                  -------------

                        Total Vanguard Registered Investment Company Funds            1,273,275
                                                                                  -------------
*   Schering-Plough     Schering-Plough Stock Fund                                      342,976
      Corporation

*       Various         Outstanding Loan Balance (interest rates ranging
     participants       from 5.00% to 11.50%, maturing from 1 to 20 years)               25,806
                                                                                  -------------

                        Total Assets Held at End of Year                          $   1,642,057
                                                                                  =============

* Permitted party-in-interest to the Plan.

Effective July 2004, the Vanguard Short-Term Corporate Fund was renamed the Vanguard Short-Term Investment-Grade Fund Investor Shares, and the Vanguard Intermediate-Term Corporate Fund was renamed the Vanguard Intermediate-Term Investment-Grade Fund Investor Shares.

Cost information is not required for participant-directed investments and therefore is not included.

                                  SIGNATURE(S)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Schering-Plough Employees' Savings Plan

Date: June 28, 2005                    By: /s/ Vincent Sweeney
                                       -----------------------------------------
                                       Name: Vincent Sweeney
                                       Title: Plan Administrator